For the year ended February 28, 1999
File number 811-3712

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and financial Statement Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies. The effect for the Series of applying this statement was to decrease paid-in capital in excess of par by $1,357,129 and decrease accumulated net realized losses on investments by $1,357,129 due to the expiration of capital loss carryforwards. Net investment income, net realized gains and net assets were not affected by this change.